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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED
Date: November 30, 2001	By:	/s/ KEITH RICKARD Title: President and Chief Executive Officer

Q2

BakBone SOFTWARE

SECOND QUARTER REPORT FISCAL 2002

THREE MONTHS ENDED SEPTEMBER 30

Dear Shareholder:

    In this, my second letter to you since joining BakBone I am pleased to be able to report that we are on course with our plan.

    This week we were able to report a significant sequential quarter over quarter increase in our worldwide revenues of approximately 41%, and an increase of 94% over the same period last year. Taking into account the impact of the terrible events of September and the difficult economic times that we are currently in, these results speak volumes about the quality of our products and the appropriateness of our strategies.

    In my last letter I stated that we must live within our means, and we continue to work hard to keep our operating expenses under control. From our quarter with the maximum level of expenditures last year we have reduced quarterly expenses by approximately 28%, or US$2.0 million. I currently see no reason why we cannot hold our expenditures down to this level for the next several quarters while still showing strong gains in revenues.

    Let's take a look at how our business is faring throughout the world:

North America

    We continue to grow our North American business significantly. Our NetVault revenues in North America grew this past quarter by approximately 70% over the previous quarter. We are adding more partners, and many of our partners are now producing consistent revenue for us. You will no doubt recall that our North American NetVault revenues were virtually non-existent for the same period last year. We now are begining to see our success at growing this important part of our business at an accelerated pace. In fact, North American revenues represented almost 50% of our worldwide revenues this past quarter, demonstrating a significant re-distribution of our business versus just one year ago.

    During the past quarter we also undertook a restructuring of the company. The part of the company most affected by this restructuring was our North American Sales organization. We centralized management and re-aligned sales territories. The positive results of these changes are now beginning to show.

    Our North American OEM revenues are also showing significant growth quarter to quarter, although admittedly not as fast as we had hoped. As some of our existing agreements gain traction, and as we bring on new OEM partners in North America, we anticipate even stronger growth in this area in the quarters to come.

Europe, Middle East and Africa (EMEA)

    I was fortunate to visit our EMEA operation, based in the UK, last month, and was extremely pleased with what I found. We have been steadily building our EMEA sales organization during the past 6 months, under the leadership of Andrew Unsworth. We currently have local sales representation in the UK, Scandinavia, Benelux, and Germany. Our revenues from EMEA have been showing steady month-to-month increases, and we have had some significant business wins there during the past quarter.

    We are also branching out into some new territories, most notably South Africa and Israel. In South Africa we already have won a significant and high profile piece of business during the past quarter, and expect much more from both of these countries during the remainder of this fiscal year.

    In all of these countries, as we also do worldwide, we continue to operate with a channel-centric sales model, which allows us to build our business much faster, and for much less, than a direct sales model would cost. It also brings us the benefit of channel loyalty, and in a market where resellers are frustrated by being forced to compete with their own suppliers, this model gives us a distinct advantage.

    As you probably know, the UK is also the "home" of our NetVault product. The core development team is resident there, and consists of many, many years of storage management software development experience, which has been a key to the success of our product in the marketplace. In fact several of the original developers of NetVault Release 1.0 are still with us!

Pacific Rim

    I also visited Japan this past quarter. We have long enjoyed success in the Japanese market with both the NetVault and MagnaVault products, and our business remains very strong there today. Howard Weiss and his team are expanding that success to other parts of the Pacific Rim as well. We are seeing good revenue growth from countries such as Korea, China, Taiwan, Singapore, Australia and New Zealand. We even realized some significant business from Vietnam last quarter!

    I visited several of our partners while in Japan. The high quality of partnership relationships that we enjoy in Japan, with many companies such as Hitachi, JVC, Sony, NetWork Appliance, etc. was particularly striking to me. This past quarter we added Miracle Linux, a subsidiary of Oracle, to our list of Japanese OEMs.

    You may be aware that the 3rd calendar quarter is one of the two strong quarters for doing business in Japan (the other being the 1st calendar quarter). Our Pac Rim business showed particularly strong growth this past quarter, growing by 77% over the immediately preceding quarter. Much of this strength was in the NetVault product line. As well, we continue to work on increasing our MagnaVault revenue growth levels for the Japan market.

OEMs and Partnerships

    This last quarter we also experienced a number of successes with strategic alliance and OEM partnerships. We tested and certified interoperability with Gadzoox Networks Capellix SAN Switches, HP's Ultrium tape drives, and Quantum's Super DLT tape drives. This on-going testing and certification program has earned us the respect of storage industry leaders, as it assures smooth, rapid installation and interoperability for all of our products.

    On the alliance front, we announced three wins:

  •
  Agreements with Nishan Systems and Plasmon, to deliver a certified optical archive/retrieval storage solution.

  •
  The addition of BakBone to DataCore's SANvantage™ Technical Partner Program.

  •
  The joint launch of the E-Z SAN Solution, which includes such partners as Chaparral Network Storage, Hitachi America, Ltd., JMR Electronics Inc., JNI Corporation and Vixel Corporation.

    For complete information on all of these announcements, go to our website at www. bakbone.com /investors/news/2001/news_release.asp.

    We also announced an OEM win for our MagnaVault product. This strategic agreement with DISC, a manufacturer of automated solutions for enterprise storage, allows them to distribute a private-labeled version of BakBone's industry-leading MagnaVault software for UNIX-based optical storage management. MagnaVault will now be an integral part of DISC's core technology offerings.

    Even while we maintain our focus on developing these key alliances and OEM relationships, I am pleased to say that we are now working with virtually all of the major players in the storage industry.

Continuing to leverage these partnerships to gain greater visibility and market share for BakBone, is central to the success of our plan.

Product Developments

    Over the past few months, we have had two significant launches of new versions of our products. As you know, continually updating the products to meet market demand is key to success in our industry. I am delighted to be able to say that we are not only keeping pace, but providing leadership in our field. Here are a few product highlights:

MagnaVault, 2.2.6 Launch

    On August 15th, we announced the release of the latest version of our industry leading optical/archival product MagnaVault. The changes made for this release were designed to further enhance MagnaVault's leading role as the highest performance UNIX-based optical storage management software available today. The product is now more powerful and flexible than ever, and perfectly positioned to take full advantage of the optical industry trends and emerging technology. It has been very well received, and we anticipate further enhancements, and additional releases in the near future.

NetVault 6.5 Launch

    On October 17th, we also announced a major new release of our award-winning, flagship NetVault product. This version boasts over 30 new features, as well as enhancements to our disk virtualization capabilities—a very hot topic in the industry today. The new release of NetVault 6.5 is a demonstration of our commitment to customers to continually offer increased interoperability and performance, without the complexity often associated with network growth.

    The release of NetVault 6.5 also brought with it the release of two new Application Plugin Modules (APMs). Critical to today's complete backup schemes, and with the need unfortunately highlighted again by recent events, we released a bare metal disaster recovery APM, VaultDR. It is the only heterogeneous, bare metal restore enterprise backup product on the market today. This greatly accelerates "Time To Data" for systems administrators who use our products in the event of disaster or significant data loss.

    We also released Open File Manager APM that enables users to capture and restore files that are open or in use during the backup process. As zero-downtime for backups is rapidly becoming a requirement rather than a luxury, modules like this are increasingly key to our success. And this area of hot backup coverage is one in which we excel, leading the industry in application interoperability with over 270 unique configurations.

    For this latest launch we have conducted a focused industry press and analyst outreach program. I am pleased to say that the response in our favor has been excellent, and we have again piqued the interest of these key players, as well as touching new members of the high tech community. We will continue to maintain our outreach efforts, and look forward to some very positive results from this activity.

Closing Thoughts

    We know that the "sweet spot" for our products is network storage, a market segment projected to constitute 71% of all storage software by the year 2005, according to a report from International Data Corporation. The growth of network storage is in part due to the emergence of Network Attached Storage (NAS) solutions and Storage Area Network (SAN) solutions, for which BakBone products are ideally suited.

    In fact, over the last quarter we have identified that a significant share of our business is coming from one of the fastest growing areas of network storage, the NDMP-based network. We are now putting into place a focused plan to leverage our successes in this area, and maximize this targeted opportunity.

    All of this activity and positive forward motion here at BakBone is the fulfillment of a plan. A plan that is my commitment to you, the shareholders of our company. We will continue to increase revenues, hold down expenses, and work diligently toward achieving profitability.

    Thank you for your continued support of BakBone Software.

Sincerely,

Keith Rickard
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS

    The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes contained in this interim report and the audited consolidated financial statements and accompanying notes included in the Company's annual report for the year ended March 31, 2001. All amounts are expressed in United States dollars unless otherwise noted.

    This report contains forward-looking statements related to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in the Company's annual report for the year ended March 31, 2001. The Company undertakes no obligation to revise any forward-looking statements to reflect events or circumstances that may arise after the date of this quarterly report.

    During the six months ended September 30, 2001, the majority of the Company's revenues and expenses were denominated in U.S. dollars and management projects the majority of future operations will be denominated in U.S. dollars as North American operations are expected to continue to grow at a faster rate than those in foreign regions. The result of this change was to translate the current quarter consolidated financial statements as well as all prior consolidated financial statements into U.S. dollars to provide a comparable basis of analysis.

Results of Operations

    The analysis below includes year-to-date comparisons of results of operations for the five months ended September 30, 2000 and the six months ended September 30, 2001. The one-month difference between the periods is a result of the change in our fiscal year end from April 30 to March 31 that took place in our last fiscal year which began May 1, 2000. For purposes of these year-to-date comparisons, average monthly amounts of revenues and expenses have been included in the following analysis.

Revenue

    Revenue for the six months ended September 30, 2001 increased $2.1 million to $3.9 million or 123% from $1.8 million for the five months ended September 30, 2000. On an average monthly basis, revenues were $651,000 for the six months ended September 30, 2001, an increase of 86% from average monthly revenues of $351,000 for the five months ended September 30, 2000. The increase is due primarily to the launch of North American NetVault sales in August 2000 and continued acceptance of the NetVault product in the Asian and European regions.

    Revenue for the three months ended September 30, 2001 increased $1.1 million to $2.3 million or 94% from $1.2 million for the three months ended September 30, 2000. The increase is primarily attributed to the sales launch of NetVault in North America in August 2000 which provided minimal revenue for the three months ended September 30, 2000 as compared to a majority of North American revenues for the three months ended September 30, 2001. Sales growth for NetVault in the Asian and European regions also contributed to the increase in revenues but to a lesser extent.

Gross margin

    Gross margin for the six months ended September 30, 2001 increased $1.8 million to $3.3 million from $1.5 million for the five months ended September 30, 2000. The gross margin percentage remained consistent between the periods at 84% of revenue for the five months ended September 30, 2000 compared to 85% for the six months ended September 30, 2001.

    Gross margin for the three months ended September 30, 2001 increased $1.0 million to $2.0 million from $1.0 million for the three months ended September 30, 2000. The gross margin percentage increased to 87% of revenue for the three months ended September 30, 2001 from 85% for the three months ended September 30, 2000. This increase was a result of revenue growth during the three months ended September 30, 2001 absorbing a greater portion of the cost of our client services functions than during the three months ended September 30, 2000.

Sales and marketing

    Sales and marketing expenses for the six months ended September 30, 2001 increased $915,000 to $5.5 million or 20% from $4.6 million for the five months ended September 30, 2000. On an average monthly basis, however, sales and marketing expenses remained consistent between the periods.

    Sales and marketing expenses for the three months ended September 30, 2001 decreased $519,000 to $2.8 million or 16% from $3.3 million for the three months ended September 30, 2000. The decrease is attributed mainly to the costs incurred during the three months ended September 30, 2000 to establish the North America sales effort for NetVault. In addition, total headcount for the sales department was reduced slightly during the three months ended September 30, 2001 as part of a restructuring plan to realign North American sales management and personnel in the field.

Research and development

    Research and development expenses for the six months ended September 30, 2001 increased $699,000 to $2.1 million or 49% from $1.4 million for the five months ended September 30, 2000. On an average monthly basis research and development expenses were $352,000 for the six months ended September 30, 2001, an increase of 24% from a monthly average of $283,000 for the five months ended September 30, 2000. The increase was primarily attributable to the hiring of additional engineers in North America necessary to produce new releases of our products as well as to demonstrate the interoperability of our software with established hardware suppliers' equipment.

    Research and development expenses for the three months ended September 30, 2001 were consistent with the three months ended September 30, 2000.

General and administrative

    General and administrative expenses were consistent between the six months ended September 30, 2001 and the five months ended September 30, 2000. On an average monthly basis, however, general and administrative expenses were $510,000 for the six months ended September 30, 2001, a 16% decrease from a monthly average of $606,000 for the five months ended September 30, 2000. The decrease resulted from a reduction in head count in various administrative functions in March 2001.

    General and administrative expenses for the three months ended September 30, 2001 decreased $575,000 to $1.5 million or 28% from $2.0 million for the three months ended September 30, 2000. The decrease resulted from the reduced head count levels set in March 2001.

Amortization of intangibles

    Amortization of intangibles for the six months ended September 30, 2001 increased $530,000 to $1.9 million or 40% from $1.3 million for the five months ended September 30, 2001. On an average monthly basis, amortization of intangibles was $311,000 for the six months ended September 30, 2001, a 16% increase from a monthly average of $267,000 for the five months ended September 30, 2000. The increase was a result of the acquisition of Tracer Technologies, Inc. and its 50% owned subsidiary Tracer Technologies Japan Corporation in June 2000.

    Amortization of intangibles for the three months ended September 30, 2001 remained consistent with the three months ended September 30, 2000 as the Company did not have any additional acquisition activity subsequent to the June 2000 acquisition and the balance of intangibles is being amortized on a straight-line basis over three years.

Liquidity and Capital Resources

    As of September 30, 2001, the Company had cash and cash equivalents of $5.5 million compared to $3.8 million at March 31, 2001, an increase of $1.7 million. Cash used in operations for the six months ended September 30, 2001 was $7.8 million, which consisted of a net loss of $9.1 million partially offset by non-cash depreciation and amortization of $2.3 million. Other operating activities that contributed to the use of cash included an increase in accounts receivable of $510,000 and decreases in accounts payable of $656,000 and accrued liabilities of $152,000. Operating activities which provided a source of cash included a $352,000 increase to deferred revenue and a $23,000 decrease in other assets.

    Cash used in investing activities during the six months ended September 30, 2001 consisted of $298,000 in capital expenditures. These capital expenditures included computer equipment, software and furniture and fixtures for our offices throughout the world.

    Cash provided by financing activities during the six months ended September 30, 2001 was $9.7 million, which consisted primarily of net proceeds from the May 2001 private placement of 3,000,000 Special Warrants of $9.7 million. Cash was also provided by the release of $78,000 from restricted cash. Cash used in financing activities during the six months ended September 30, 2001 included payments on capital lease obligations of $72,000 and payments on debt of $29,000.

    Management monitors and adjusts future growth plans and projections based on the level of internally generated cash flow, the ability to raise equity financing and the availability of debt financing on favorable terms. The sale of additional equity securities would result in immediate and potentially substantial dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)
(Unaudited)

	September 30, 2001	March 31, 2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,471	$3,815
Restricted cash	12	90
Accounts receivable, net	1,914	1,404
Other assets	474	500

Total current assets	7,871	5,809
Capital assets, net	3,553	3,736
Restricted cash	780	780
Intangibles, net	6,023	7,831
Other assets	605	602

Total assets	$18,832	$18,758

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$712	$1,368
Accrued liabilities	969	1,121
Deferred revenue	1,023	671
Current portion of capital lease obligations	197	192
Current portion of notes payable	2,574	2,574
Loans from related parties	71	75

Total current liabilities	5,546	6,001
Capital lease obligations, excluding current portion	163	240
Notes payable, excluding current portion	163	188

Total liabilities	5,872	6,429

Minority interest	45	100

SHAREHOLDERS' EQUITY:
Share capital	45,558	35,843
Share capital held by subsidiary	(66)	(66)
Cumulative exchange adjustment	(865)	(960)
Accumulated deficit	(31,712)	(22,588)

Total shareholders' equity	12,915	12,229

Total liabilities and shareholders' equity	$18,832	$18,758

APPROVED BY THE BOARD:

(Signed) "ARCHIE NESBITT" Director	(Signed) "J.G. (JEFF) LAWSON" Director

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. dollars in thousands, except loss per share)
(Unaudited)

	Three months ended September 30,		Six months ended September 30,	Five months ended September 30,
	2001	2000	2001	2000
REVENUES	$2,286	$1,176	$3,907	$1,754
COST OF REVENUES	293	182	594	277

Gross margin	1,993	994	3,313	1,477

OPERATING EXPENSES:
Sales and marketing	2,758	3,277	5,540	4,625
Research and development	991	977	2,114	1,415
General and administrative	1,464	2,039	3,061	3,030

Total operating expenses	5,213	6,293	10,715	9,070

Operating loss	(3,220)	(5,299)	(7,402)	(7,593)
Interest income (expense), net	(9)	163	(14)	342
Amortization of intangibles	(933)	(939)	(1,863)	(1,333)
Foreign exchange gains (losses), net	5	(8)	29	(12)
Other income (expense), net	(5)	(6)	68	(30)
Minority interest	45	(1)	58	(25)

NET LOSS	(4,117)	(6,090)	(9,124)	(8,651)

ACCUMULATED DEFICIT, BEGINNING OF PERIOD	(27,595)	(3,457)	(22,588)	(896)

ACCUMULATED DEFICIT, END OF PERIOD	$(31,712)	$(9,547)	$(31,712)	$(9,547)

LOSS PER SHARE — BASIC AND DILUTED	$(0.09)	$(0.17)	$(0.21)	$(0.27)

WEIGHTED-AVERAGE COMMON SHARES	44,760,922	34,990,161	44,037,714	32,056,677

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

	Six months ended September 30, 2001	Five months ended September 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,124)	$(8,651)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,324	1,487
Minority interest	(55)	28
Changes in assets and liabilities, net of effects of acquisition in 2000:
Accounts receivable	(510)	51
Other assets	23	(822)
Accounts payable	(656)	713
Accrued liabilities	(152)	19
Deferred revenue	352	(111)

Net cash used in operating activities	(7,798)	(7,286)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(298)	(2,527)
Acquisitions of businesses, net of cash acquired	—	(1,614)

Net cash used in investing activities	(298)	(4,141)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	78	—
Payments of capital lease obligations	(72)	(46)
Payments of debt	(29)	(181)
Proceeds from issuance of special warrants, net	9,706	—
Proceeds from exercise of stock options	9	126
Proceeds from exercise of warrants	—	601

Net cash provided by financing activities	9,692	500

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	60	(166)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,656	(11,093)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,815	20,735

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,471	$9,642

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Businesses acquired:
Fair value of assets acquired, net of cash acquired	$—	$688

Liabilities assumed	$—	$970

Noncash investing and financing activities:
Equipment acquired under capital leases	$—	$555

Share capital issued for acquisition of business	$—	$6,509

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001
(Expressed in U.S. dollars)
(Unaudited)

1.  BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of BakBone Software Incorporated and its subsidiaries (the "Company") after elimination of all significant intercompany balances and transactions. The consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the fiscal year ended March 31, 2001.

  The Company has reviewed the currency used for financial reporting purposes and has determined U.S. dollars to be the reporting currency as the majority of the Company's revenues and expenses for the six months ended September 30, 2001 are denominated in U.S. dollars. In the opinion of management, U.S. dollars will remain the reporting currency as operations in U.S dollars are expected to continue to represent the majority of revenues and expenses in future periods. For comparison purposes and as a result of this change in reporting currency from Canadian dollars, the consolidated financials statements for all prior periods have been translated to U.S. dollars.

  In the opinion of management, the unaudited consolidated financial statements included herein reflect all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of the Company as of and for the three and six months ended September 30, 2001. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for any future periods or for the full fiscal year.

  Certain prior period amounts shown in the consolidated financial statements have been reclassified to conform to current presentation.

2.  PRO FORMA RESULTS

  On June 9, 2000, the Company acquired all of the issued and outstanding common shares of Tracer Technologies, Inc. and its 50% ownership of the common shares of Tracer Technologies Japan Corporation (collectively Tracer). The acquisition was accounted for by the purchase method of accounting, and accordingly, the operating results of Tracer have been included in the accompanying consolidated financial statements of the Company from the date of acquisition.

  Unaudited pro forma operating results for the Company, assuming the acquisition of Tracer had been made at the beginning of the five months ended September 30, 2000 are as follows (dollars in thousands, except per share data):

Revenue	$1,984

Net loss	$8,547

Net loss per share	$(0.27)

Weighted average common shares	32,213,540

  These pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations which actually would have occurred had the combination been in effect at the beginning of the year or of future results of operations of the consolidated entities.

3.  FINANCING

  In May 2001, the Company completed a private placement of 3,000,000 Special Warrants at a price of $3.24 (CDN$5.00) per Special Warrant for gross proceeds of $9.7 million. Each Special Warrant is exercisable, for no additional consideration, into one common share and one-half share purchase warrant upon receipt of a final prospectus to be filed in the Provinces of Alberta and British Columbia. Each full share purchase warrant entitles the holder to purchase one common share at $4.96 (CDN$7.50) and expires on the earlier of (i) 30 days after the date on which the 10-day weighted-average price of the Company's common shares traded on the TSE exceeds $6.61 (CDN$10.00) or (ii) November 15, 2001. The Special Warrants were sold to existing shareholders and Company management.

4.  NOTES PAYABLE

  In August 2001, the Company's unsecured convertible line of credit with a principal balance of $2.5 million plus accrued interest of $130,000 matured pursuant to the original agreement with the lending bank. No payment was made to the lending bank on the maturity date and the outstanding balance was not converted to common shares of the Company. Management is in the process of renegotiating the payment terms with the bank. Management believes it will be able to renegotiate the line of credit on terms favorable to the Company.

5.  SEGMENT INFORMATION

  The Company has segmented its operations by product line. Operating revenues are generated from the licensing of software and sales of support services. Total assets, capital expenditures, depreciation and amortization, interest income and operating expenses are not disclosed by operating segment as they are not specifically related to a particular product line. The following table represents a summary of revenues of the product line operating segments:

	Three months ended September 30, 2001	Three months ended September 30, 2000	Six months ended September 30, 2001	Five months ended September 30, 2000
Revenues
Licensing:
NetVault	$1,568	$499	$2,525	$793
MagnaVault	299	491	644	661

Total	1,867	990	3,169	1,454

Services:
NetVault	267	116	467	203
MagnaVault	152	70	271	97

Total	419	186	738	300

Total revenues	$2,286	$1,176	$3,907	$1,754

  The following table represents a summary of revenues, capital assets and intangibles by major geographic region:

	Three months ended September 30, 2001	Three months ended September 30, 2000	Six months ended September 30, 2001	Five months ended September 30, 2000
Revenues
Licensing:
Europe	$169	$48	$453	$132
Asia	823	748	1,277	1,035
North America	875	194	1,439	287

Total	1,867	990	3,169	1,454

Services:
Europe	78	75	152	137
Asia	101	40	168	66
North America	240	71	418	97

Total	419	186	738	300

Total revenues	$2,286	$1,176	$3,907	$1,754

	Europe	Asia	North America	Total
Identifiable assets at September 30, 2001:
Capital assets, net	$510	$327	$2,716	$3,553
Intangibles, net	$1,313	$—	$4,710	$6,023
Identifiable assets at March 31, 2001:
Capital assets, net	$508	$339	$2,889	$3,736
Intangibles, net	$1,706	$—	$6,125	$7,831

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SIGNATURES
MANAGEMENT'S DISCUSSION AND ANALYSIS
BAKBONE SOFTWARE INCORPORATED CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands) (Unaudited)
BAKBONE SOFTWARE INCORPORATED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT (U.S. dollars in thousands, except loss per share) (Unaudited)
BAKBONE SOFTWARE INCORPORATED CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands) (Unaudited)
BAKBONE SOFTWARE INCORPORATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2001 (Expressed in U.S. dollars) (Unaudited)